Exhibit 8.1

SUBSIDIARIES OF ENLIVEX THERAPEUTICS LTD.

At December 31, 2022	Country/State	Percentage of voting share capital held
Wholly owned subsidiaries
Enlivex Therapeutics R&D Ltd.	Israel	100
Enlivex Therapeutics Inc. (f/k/a Bio Blast Pharma, Inc.)	Delaware	100
Enlivex Therapeutics RDO Ltd.	Israel	100